Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of May 2018	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Announces First Quarter 2018 Results

  2018 FIRST QUARTER SALES HOLD DESPITE STILL CHALLENGING RETAIL ENVIRONMENT
  COMPANY’S DIRECT RETAIL OPERATIONS CONTINUED TO IMPROVE, WITH LIKE-FOR-LIKE SALES INCREASING BY 17.3% VERSUS Q1 2017
  2018 DOS ROLLOUT PLAN ON TRACK, WE EXPECT TO HAVE 73 DOS AND 20 CONCESSIONS BY YEAR END, GLOBALLY
  OPERATING RESULTS AFFECTED BY ADVERSE CURRENCY MOVEMENTS

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--May 28, 2018--The Board of Directors of Natuzzi S.p.A. today approved its first quarter consolidated financial results.

First quarter 2018 net sales were €117.7 million, up 1.6% from €115.9 million reported for the first quarter of 2017, notwithstanding the generalized strengthening of the Euro versus USD in particular in the period as well as challenging weather’s negative effect on USA retail. Under constant exchange rates, total net sales would have increased by 8.2%.

Revenues generated by our core business (sofas, beds and furnishings) were €110.2 million, up 1.0% (or up 8.0% at €117.9 million, under constant exchange rates) compared to the first quarter of 2017.

Total upholstery net sales declined 1.2% quarter-over-quarter. This was more than offset by the increase in total furnishings net sales (+29.3% at €10.4 million over 2017 first quarter), which is a direct result of our new retail and merchandising format. Furnishings remain an important part of our branded strategy.

During the first three months of 2018, Natuzzi branded sales increased 2.5% (or 10.0% under constant exchange rates) versus same period of 2017, a testament to both our brand strength and our retail strategy. Sales generated by the Softaly division decreased by 3.0% during the period, but would have increased by 2.4% under constant exchange rates.

Retail division

During the first quarter of 2018, sales from our retail division (a network of Directly Operated Stores, or DOS, and concessions) were €15.2 million and increased by 26.1% (or by 32.2% under constant exchange rates), with positive results in the USA (+97.2%), China (+1.0%), Spain (+17.8%), Italy (+11.5%), Switzerland (+13.3%). Sales from our UK-based retail network decreased mainly due to the rationalization of our network, having closed the sale of one DOS to an independent partner. The strength in the US was primarily due to the opening of new stores, which we continue to do aggressively.

Retail sales represented 13.8% of our core business, increasing from 11.1% in the first quarter of 2017. As the percentage of the business from such DOS increases, we expect to get improvements in terms of growth and overall profitability.

During the first quarter of 2018, Natuzzi Italia retail net sales increased by 39.6% to €10.0 million, Natuzzi Editions by 1.0% to €1.4 million, and Divani&Divani by Natuzzi by 9.0% to €3.8 million.

During the first three months of 2018, we opened three Natuzzi Italia DOS, one in Chicago, one in Los Angeles-Costa Mesa and one in Paris. In addition, one Natuzzi Edition DOS was opened in China. As of the date of this press release, there are 64 DOS, of which 37 operate under the Natuzzi Italia name, 16 Divani&Divani by Natuzzi and 11 Natuzzi Edition. In addition, the Group directly operates 20 Natuzzi Italia concessions.

The restructuring measures implemented in our trading subsidiaries and the increased level of productivity of our stores have allowed for a gradual improvement in our operating results. During the quarter, our retail network reported net losses of €0.3 million, improving from net losses of €1.1 million in 2017 first quarter. We will continue to restructure our trading subsidiaries to enhance the overall retail profitability.

This improvement in the retail operations was achieved even though new DOS were opened over the last few months. The opening of new DOS generates up-front costs rather than sales, due to the product order-cycle, which typically requires three months for manufacturing, delivery and invoicing. In addition, acquired stores also need a restructuring phase. Lastly, it takes about between 12 and 18 months for a new DOS to be fully productive.

The improving picture of our retail network is even clearer in our Like-For-Like store network that reported sales of €13.1 million (up 17.3% from €11.2 million in 2017 first quarter) and an operating profit of €0.3 million from an operating loss of €0.7 million for the first three months of 2017. In particular, we continue to see like-for-like sales improve in our DOS located in USA (+69.8%), UK (+1.7%), Italy (+15.0%), Spain (+14.5%), and Switzerland (+9.1%). Our business in China generated sales for €1.2 million, versus €1.3 million in 2017 first quarter, due to more aggressive promotional sales in the period. Our Chinese business remains profitable.

As of the time of this release, year-to-date order flow for our total DOS network show a 4.9% increase (+8.0% under constant exchange rates), led in particular by the 12.4% increase in the Natuzzi Italia business (+15.3% under constant exchange rates). The 4.9% increase in the retail order flow depends also on the increased number of contracts (+5.6% versus same period in 2017) and the implementation of our new marketing and value-driven promotional strategy, which has led to reduced discounts against the same period last year (18.6% YTD versus 21.7% for the same period in 2017).

The Group confirms the opening of additional 9 DOS by the end of the year, namely 2 in the USA, 2 in China, 2 in the UK, 2 in Italy and 1 in France. This will bring our worldwide DOS total to 73 and 20 concessions. The opening of an additional DOS in USA initially planned by the end of this year, has been postponed at the beginning of 2019.

Natuzzi wholesale division

Sales from our Natuzzi wholesale division, that distributes branded products through franchised operated stores (FOS), were €67.5 million, down 1.7% from €68.7 million in the first quarter of 2017. Under constant exchange rate, the Natuzzi wholesale division would have increased by 6.2%. These sales in particular were also impacted by weather in North America.

Natuzzi Italia franchised sales increased by 9.6% at €28.9 million and Divani&Divani by Natuzzi by 56.3% at €5.4 million. Natuzzi Editions franchised sales decreased by 14.6% at €33.2 million mainly affected by adverse currency movements as well as difficult weather conditions in the North American region at the beginning of the year.

We will continue to restructure the current distribution network also of our franchised Natuzzi points of sale. In particular, we intend to work closely with our independent partners in order to transfer the know-how and best practices of our retail business model also to our franchised network.

We will push both existing and new customers so that they can i) open new franchised Natuzzi Italia and Natuzzi Editions stores in those cities where market potential is not properly exploited; ii) relocate the existing stores in case their current location and size are inappropriate to take full benefits from our retail format, and iii) upgrade the existing stores with our new retail concept, in terms of merchandising, marketing tools, retail excellence, customer analytics and KPIs monitoring.

Softaly wholesale division

Sales from the Softaly wholesale business were €27.5 million, down 3.0% over 2017 first quarter. Under constant exchange rates, sales from Softaly division would have been up by 2.4%.

Softaly reported a 17.8% increase in the EMEA region over 2017 first quarter. Sales from the Asia-Pacific decreased 7.3%, mainly because of adverse currency movements: under constant exchange rates, they would have been up 4.8%. Softaly is still suffering in the North American market (-34.0%) due to difficult retail conditions. We recently introduced a new collection with appealing price points to help recover our position in this very important market.

We have been carrying out different initiatives to further gain competitiveness in our unbranded offering and recover market share, with particular reference to the North American market. In particular, we have been reengineering the Softaly collection, in order to reduce complexity in our production, and get higher economy of scale and production efficiencies. We are also revising our Softaly customer portfolio with the aim of focusing on customers having appropriate size and potential.

Gross margin

During the first quarter of 2018, the consolidated gross margin was equal to 31.0%. Under constant exchange rates, consolidated gross margin would have been equal to 33.1%.

As far as upholstery volumes are concerned, the Group invoiced a 4.5% increase in seats. Such increase has been the result of a -0.2% seats sold for Natuzzi and a +10.6% seats sold for Softaly. This worsening in the product mix was the main reason for the higher incidence of consumption as a percentage on net sales along with increases in the cost of some raw materials, such as foam and wood.

Net of the accrual made last year, the Labor cost as percentage of sales increased from 18.0% in 2017 first quarter to 19.4%. Such increase was mainly due to the different mix of products sold and to the acceleration in our operations to fulfill the delivery terms required by our customers. This caused the Company to utilize extra work-shifts that has contributed to the increase in the cost of labor.

The Company has adopted selective price-list increases to better face the inflationary pressure from some of the raw materials used in production and to take into consideration the strengthening of the Euro currency.

SG&A

While we continued in the first quarter to invest in the expansion of our retail network and the strengthening of sales management in the USA and China in particular, the “Other SG&A” expenses decreased both in absolute terms and as a percentage of sales as compared to 2017 first quarter. In fact, “Other SG&A” for the first quarter of 2018 was €22.7 million (or 19.3% as a percentage on sales), decreasing from €23.9 million (or 20.6% on sales) in 2017 first quarter. This was due to higher sales, cost-reduction program, and favorable exchange rates.

In expanding our DOS network, we will mainly incur those costs that are strictly related to the opening of a new DOS (such as store staff, new store managers, utilities, rent, and so on) and will concentrate our expansion in those markets where we already have a retail organization in place as to favor the absorption of fixed SG&A costs.

Continuing Investment

Digitization is critical to our business for the future. We must continue to invest in order to meet our customers’ needs in the most efficient way. Our costs have shown improvement even after these important investments.

In the last few months, we have continued to promote the brand through exhibitions, events and opening of new generation stores.

The most important fair of the furniture / design sector took place in April in Milan and for the first time we presented a fair booth presenting a real Italian lifestyle brand displayed in a way that architecturally spoke a language of pure interior design. And, we launched collaborations with two of the most important architectural designers in the world: Marcel Wanders and Mario Bellini.

The Agronomist collection (one of the two created by Marcel Wanders) has also been redesigned in a special / limited edition for the NY Design week earning an honorable mention from the organization NY X DESIGN.

The interest that the international design community has shown for these projects has been strong, leading us to consolidate a position of leadership on the sector. And the media coverage obtained from these events further enhances the value of our brand.

First quarter 2018 net Results

During the first quarter of 2018, the Group reported an operating loss of €3.0 million. Under constant exchange rates, the Group would have reached a break-even result at the operating level.

Group’s net losses attributable to Natuzzi S.p.A. and Subsidiaries were €4.9 million.

Group’s available cash as of March 31, 2018 was €44.8 million, from €55.0 million at the end of 2017. We had an acceleration of production in March and consequently experienced increasing trade receivables that more than offset the positive contribution from accounts payable and inventory reduction.

Joint Venture with Kuka

On April 17, 2018, Natuzzi Trading (Shanghai) Co., Ltd., the Company’s wholly-owned Chinese subsidiary, following the Share Purchase Agreement dated March 22, 2018, received CNY 271.2 million, equivalent to €35.0 million at the exchange rate of the same date. This payment was carried out by Kuka as a contribution to the Joint Venture for the subscription of a capital increase of U.S.$ 567,869 in the Joint Venture. Full availability of such amount is subject to obtaining any regulatory filings and approvals by local authorities, as well as the satisfaction of other customary closing conditions. In May 2018, the joint venture obtained the approval from Kuka shareholders and the Company believes that the closing of the Agreement will occur in few weeks.

Chairman and CEO Pasquale Natuzzi commented: “While the overall environment for our wholesale business remains a challenging one, we think that, thanks to our new collection, our franchised business could add growth. As more of our franchisee partners adopt more of our approach, we expect their business, and as such ours, to improve.

I believe it is important to point out that thanks to the very positive results coming from our DOS, we will continue to pursue our retail-based strategy. The final goal is to have a more balance distribution mix between retail and wholesale business.

I am pleased to report that we have executed the Joint Venture Agreement with Kuka and expect the JV to be operative in the short term, after local authorities’ approval. This will essentially drive our retail business in China, a very important growth market for us.

In summary, while I am personally disappointed of our results, I remain committed to and optimistic about our strategy and our future.

Chief Financial Officer Vittorio Notarpietro added: “The comparison of the first three months of 2018 with same period of 2017 has been characterized by the strengthening of the euro versus all major currencies, and the result of operations reflects this scenario. Under constant exchange rate, in fact, the Group would have reached a break-even result at the operating level.

The retail expansion strategy is proving to be correct. Our DOS operations continue to grow and improve their performance. For the rest of the year, we intend to capitalize on the investments in retail made so far by opening new DOS in those markets where we already have an organization in place.

At the same time, it is of crucial importance to improve the execution of the brand strategy in the network of franchised stores, which still represents the majority of our current business.

The Company continues to negotiate with the Trade Unions and the relevant Italian Ministry in order to find a solution for the redundant workers in Italy.

While the new product presentation got positive feedback, we expect the effects from such initiatives to realize starting from the third quarter of this year.

The weaker-than-average order flow for the March and April period due to what our customers are telling us is a very difficult environment, will result in 2q2018 sales below our previous expectations.”

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements. More information about the potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2016. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global player in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the Italian lifestyle best-known brand in the furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2016) and has been listed on the New York Stock Exchange since 13 May 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the first quarter of 2018 & 2017 on the basis of Italian GAAP
(expressed in millions Euro)

	Three months ended on:		Change	Percentage of Sales
	31-Mar-18	31-Mar-17%		31-Mar-18	31-Mar-17

Upholstery net sales	99.9	101.1	-1.2%	84.9%	87.3%
Furnishings net sales	10.4	8.0	29.3%	8.8%	6.9%
Other sales	7.5	6.7	10.6%	6.3%	5.8%
Total Net Sales	117.7	115.9	1.6%	100.0%	100.0%

Consumption (*)	(51.1)	(46.2)	10.6%	-43.4%	-39.8%
Labor	(22.8)	(30.1)	-24.2%	-19.4%	-26.0%
of which: Provision for legal proceedings	0.0	(9.3)	N.M	0.0%	-8.0%
Industrial Costs	(7.3)	(8.1)	-9.5%	-6.2%	-7.0%
of which: Depreciation, Amortization	(2.1)	(2.5)	-16.7%	-1.8%	-2.2%
Cost of Sales	(81.2)	(84.3)	-3.8%	-69.0%	-72.8%

Gross profit	36.5	31.5	15.9%	31.0%	27.2%

Selling Expenses	(16.9)	(17.8)	-5.0%	-14.3%	-15.3%
Transportation	(11.1)	(10.3)	7.2%	-9.4%	-8.9%
Commissions	(2.7)	(2.6)	2.1%	-2.3%	-2.2%
Advertising	(3.2)	(4.8)	-34.9%	-2.7%	-4.2%

Other Selling and G&A	(22.7)	(23.9)	-5.2%	-19.3%	-20.6%
of which: Depreciation, Amortization	(0.9)	(0.9)	2.3%	-0.8%	-0.8%

Operating income/(loss)	(3.0)	(10.2)		-2.6%	-8.8%

Interest Income/(Costs), Net	(1.3)	(1.2)
Foreign Exchange, Net	(0.8)	0.7
Other Income/(Cost), Net	0.6	0.0
Net Income/(loss) before income taxes	(4.4)	(10.7)		-3.8%	-9.2%

Income taxes	(0.3)	(0.3)		-0.3%	-0.3%

Net Income/(loss)	(4.7)	(11.0)		-4.0%	-9.5%

(Net income)/loss attributable to non-controlling interest	(0.1)	0.2

Net Income/(loss) attributable to Natuzzi S.p.a. and Subsidiaries	(4.9)	(10.7)		-4.1%	-9.3%

Net income (loss) per Ordinary Share	(0.09)	(0.20)

(*) Purchases plus beginning stock minus final stock and leather processing

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets on the basis of Italian GAAP (Expressed in millions of Euro)

ASSETS	31-Mar-18	31-Dec-17

Current assets:
Cash and cash equivalents	44.8	55.0
Marketable debt securities	0.0	0.0
Trade receivables, net	56.5	46.9
Other receivables	20.2	18.7
Inventories	78.3	80.3
Unrealized foreign exchange gains	0.7	0.3
Prepaid expenses and accrued income	1.7	1.0
Deferred income taxes	0.4	0.6
Total current assets	202.7	202.9

Non-current assets:
Net property, plant and equipment	106.7	107.9
Other assets	5.4	5.5
Trade receivables, net	0.0	0.0
Other non-current assets	1.3	1.5
Total non-current assets	113.5	114.9

TOTAL ASSETS	316.1	317.8

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank overdrafts	21.2	19.7
Current portion of long-term debt	4.5	4.8
Accounts payable-trade	78.5	76.0
Accounts payable-other	30.8	29.8
Accounts payable-shareholders for dividends	0.0	0.0
Unrealized foreign exchange losses	0.3	0.3
Income taxes	1.2	1.3
Deferred income taxes	0.0	0.0
Salaries, wages and related liabilities	17.4	15.7
Total current liabilities	153.9	147.7

Long-term liabilities:
Employees' leaving entitlement	17.2	17.2
Long-term debt	19.9	20.9
Deferred income taxes - long term	0.0	0.0
Deferred income for capital grants	6.3	6.8
Other liabilities	15.3	16.7

Total long-term liabilities	58.7	61.6

Minority interest	2.2	2.0

Shareholders' equity:
Share capital	54.9	54.9
Reserves	11.5	11.5
Additional paid-in capital	0.0	0.0
Retained earnings	35.1	40.1

Total shareholders' equity	101.4	106.4

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	316.1	317.8

Unaudited Consolidated Statements of Cash Flows
(Expressed in millions of Euro)	31-Mar-18	31-Dec-17
Cash flows from operating activities:
Net result	(4.7)	(31.9)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	3.0	12.8
Other non monetary costs (revenues)	(0.7)	(2.7)
One-time termination benefit accruals	0.0	0.0
Receivables, net	(10.8)	10.4
Inventories	2.0	(3.2)
Accounts payable	1.6	10.1
Other changes in assets and liabilities	0.0	7.8
One time termination benefit payment	(0.7)	(8.3)
Total adjustments	(5.5)	26.9

Net cash generated/(used) by operating activities	(10.3)	(4.9)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(0.3)	(6.6)
Disposals	0.0	(0.1)
Government grants received	0.0	0.0
Dividends paid to minority interests	0.0	(1.3)
Purchase of business, net of cash acquired	0.0	(3.6)
Disposal/devaluation of business	0.0	0.0

Net cash generated/(used) by in investing activities	(0.3)	(11.7)

Cash flows from financing activities:
Long-term debt:
Proceeds	0.0	12.5
Repayments	(1.3)	(4.7)
Bank overdrafts	1.5	1.5
Net cash generated/(used) by financing activities	0.2	9.3

Effect of translation adjustments on cash	0.2	(2.6)

Increase (decrease) in cash and cash equivalents	(10.2)	(9.9)

Cash and cash equivalents, beginning of the year	55.0	65.0

Cash and cash equivalents, end of the period	44.8	55.0

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo, +39.080.8820.812
pdirenzo@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office), +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	May 28, 2018	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi